June 11, 2009
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549
Attn: Song P. Brandon, Esq., Office of Mergers and Acquisitions

Re:	NetApp, Inc. Schedules TO-I and TO-I/A Filed May 22, 2009 and June 1, 2009 File No. 5-48933
Ladies and Gentlemen:
          NetApp, Inc. (the “Company” or “NetApp”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 4, 2009, relating to the Company’s Schedules TO-I and TO-I/A filed May 22, 2009 and June 1, 2009 (the “Schedules”).
          For your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.
Schedule TO-I — Exhibit (a)(1)(A): Offer to Exchange
General
1.	In your response letter, tell us how you distributed the Offer to Exchange to your employees. Since the primary means of tendering is electronic, were the offer materials distributed only via e-mail? If so, explain why you believe this method of dissemination is appropriate under the circumstances of this Offer to Exchange, taking into consideration the characteristics of the subject security holders and your normal means of communicating with your employees. In describing the means of dissemination, explain how the link to the means of tender was provided in relation to the Offer to Exchange. That is, was there a means to ensure that eligible employees accessed the offer materials before being able to access the link to tender?
Response:
          We respectfully advise the Staff that the Offer to Exchange was distributed in the following manner: On May 22, 2009, each eligible employee received an e-mail that announced that the offer had commenced, and that directed him or her to the offer website to obtain additional information and a link to the Commission’s website. Each eligible employee also received via e-mail an electronic, printable copy of the documents related to the offer, including the Offer to Exchange, the Election Form and the Withdrawal Form. In addition, we posted downloadable versions of the Offer to Exchange, the Election Form and the Withdrawal Form on our internal intranet page dedicated to the offer. Generally, all communications with our employees relating to equity awards, including award notification and award acceptance, occurs via e-mail. Therefore, we believe that disseminating the Offer to Exchange via e-mail was an appropriate and effective method of communication, as it was consistent with our standard practice of communicating with our employees, particularly as the communication related to equity awards. In addition, we also mailed paper copies of the Offer to Exchange to any employee who was on a leave of absence at the time of our announcement to ensure that the offer materials were communicated in a timely manner.
          In our announcement email, we encouraged eligible employees to read the Offer to Exchange and related exhibits carefully before making any election. Similarly, when we distributed the documents via-email, we distributed the Offer to Exchange along with the election forms to help ensure that eligible employees would read the offer materials before making an election. Once an eligible employee logs on to our offer website, such employee is able to access all of the materials related to the offer, including the Offer to Exchange and the election forms. Although we do not prohibit an eligible employee from accessing the link to make his or her election prior to reviewing other documentation relating to the offer, each employee is given full access to all materials simultaneously and encouraged to read the Offer to Exchange prior to making any election decisions. While it is possible that an employee could make an election decision prior to reading the Offer to Exchange, this possibility is not unique to our electronically delivered materials, as the same circumstance could have arisen if we had delivered physical copies of these materials to all of our employees.
2.	Supplementally confirm that you have filed on EDGAR all of the information that appears on the website, and that you will continue to file all updated information if the website is changed.
Response:
          We confirm that we will have filed on EDGAR all of the information that appears on the offer website. We will continue to file all updated information if the website is changed.
3.	We note your disclosure throughout the document providing that you are not making the exchange offer in any jurisdiction where the offer is not permitted. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section 11.0.1. of SEC Release 33-8957. If you are relying on the global exemptive order applicable to employee stock option exchanges to exclude from participation in the Offer to Exchange some employees located outside the United States, please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of such employees. Accordingly, please explain the reasons for any exclusions of participants residing outside of the U.S. or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).
Response:
          We respectfully advise the Staff that, with respect to all holders of eligible options excluded from the Offer to Exchange, the Company is relying upon, and believes that it has satisfied all the conditions set forth in, the Commission’s 2001 Exemptive Order regarding Issuer Exchange Offers Conducted for Compensatory Purposes (the “Exemptive Order”), which permits an issuer to make design decisions that are consistent with an issuer’s compensation policies and practices and provides that Rules 13e-4(f)(8)(i) and (ii) of the Securities Exchange Act of 1934 will not apply to exchange offers that comply with the Exemptive Order.
     Specifically, the Exemptive Order states that Rule 13e-4(f)(8)(i) will not apply to issuer tender offers that satisfy the following conditions:
•	the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, and the securities offered in the exchange offer will be issued under such an employee benefit plan;

•	the exchange offer is conducted for compensatory purposes;

•	the issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and

•	except as exempted in the Exemptive Order, the issuer complies with Rule 13e-4.
          The Company is eligible to use Form S-8. All options subject to the Offer to Exchange were granted under the Company’s stock incentive plans, including the 1999 Stock Option Plan. Each of these plans constitutes an employee benefit plan as defined in Rule 405 under the Securities Act of 1933. The restricted stock units offered in the Offer to Exchange will be granted pursuant to the 1999 Stock Option Plan.
          As detailed in the Offer to Exchange, the compensatory purpose of the offer is to restore retention and incentive value of the Company’s equity awards by ameliorating the loss of such benefits caused by the sharp decline in the Company’s stock price. Eligible awards have exercise prices that are significantly higher than the current market price of the Company’s stock. By making the offer, the Company’s intent is to provide eligible option holders with the opportunity to receive restricted stock units which have greater retention value because such restricted stock units are more certain to provide compensatory income than the underwater options they replace.
          The Company operates in many non-U.S. jurisdictions, and as a matter of course tailors its compensation policies and programs based on considerations of local law, tax effects on participants and regulatory compliance costs. In deciding whether to extend the offer to employees in non-U.S. jurisdictions, the Company, consistent with its compensation practices generally, considered factors including the tax effects of the offer on employees and the costs of researching and complying with local laws. The Company is excluding employees in Canada and Denmark because it determined that offer would have adverse tax treatment to participating employees in these jurisdictions which would prevent it from achieving its compensatory purpose. The Company further decided to exclude employees in certain other non-U.S. jurisdictions where the Company had relatively few employees. However, the Company will provide equity awards outside the offer to otherwise eligible employees in such excluded jurisdictions. These awards will have the same exchange ratios and vesting schedules as awards provided through the offer and are intended to provide the same compensatory benefit sought to be provided through the offer, except that these excluded employees will not be required to forfeit any of their outstanding options to receive these awards. As such, we believe these excluded employees will be put in at least as good of a position compared to eligible employees that participate in the Offer to Exchange. Consequently, we feel that we have met the technical requirements of the Exemptive Order, as well as captured the spirit of what was intended when it was put into place, namely, to give issuers the flexibility to design and structure their compensatory tender offers and reduce the burdens and costs that issuers would otherwise have to bear if required to seek individual exemptions from the all holders and best price rules.
          We respectfully advise the Staff that the Offer to Exchange (i) contains a disclosure of the essential features and significance of the offer, including risks that optionees should consider in deciding whether to accept the offer and (ii) except as otherwise provided by the Exemptive Order, complies with Rule 13e-4 of the Securities Exchange Act of 1934.
Condition of the offer, page 47
4.	Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.
Response:
          We confirm that if an offer condition is waived, then depending on the materiality of the condition and the days remaining in the offer, we may be required to extend the offer and recirculate new disclosure to the holders of Eligible Options. We further confirm that if we desire to waive a triggered offer condition, then we must officially do so and inform the holders of Eligible Options accordingly. Please see our response to Comment No. 6 below.
5.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.
Response:
          We confirm that if an offer condition is triggered then we will notify promptly holders of Eligible Options as to how we intend to proceed, unless satisfaction of an offer condition may only be determined upon expiration of the offer. Please see our response to Comment No. 6 below.
Extension of offer; termination; amendment, page 60
6.	In the second paragraph of this section, you reserve the right to terminate or amend the exchange offer upon the occurrence of any of the events listed as offer conditions “by giving oral or written notice” to option holders. We do not believe that orally informing holders of such a development, without more, satisfies your obligations under the tender offer rules. Please confirm that you will provide appropriate notice through the filing and dissemination of revised offer materials. See Rule 13e-4(c)(3) and (e)(3).
Response:
          We confirm that if we intend to terminate or amend our offer upon the occurrence of any of the offer conditions listed in the Offer to Exchange, then we will provide appropriate notice through the filing and dissemination of revised offer materials in accordance with Rule 13e-4(c)(3). We further confirm that we will not communicate any such information orally to the holders of Eligible Options.
Statement of the Company
     As requested by the Staff, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *

          We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (408) 822-3108. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at (408) 822-4501. Thank you for your assistance.

Sincerely,
/s/ Andrew Kryder
Andrew Kryder, Senior Vice President,
Legal and Tax, General Counsel NetApp, Inc.

cc: Steve Bochner
Nate Gallon
Deanna Butler